UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the Month of May 2020

CAMTEK LTD.
(Translation of Registrant’s Name into English)

Ramat Gavriel Industrial Zone
P.O. Box 544
Migdal Haemek 23150
ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934.

Yes ☐  No ☒

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CAMTEK LTD. (Registrant) By: /s/ Moshe Eisenberg —————————————— Moshe Eisenberg, Chief Financial Officer
Dated: May 27, 2020

CAMTEK LTD.

___________________________________________

NOTICE OF A SPECIAL GENERAL MEETING OF SHAREHOLDERS
___________________________________________

TO BE HELD ON JULY 7, 2020

You are cordially invited to attend, and notice is hereby given of, a Special General Meeting of the shareholders of Camtek Ltd. (the “Company”) to be held at the Company’s offices at Ramat Gavriel Industrial Zone, Migdal Ha’Emek, Israel, on Tuesday, July 7, 2020 at 4:00 PM (Israel time) (the “Meeting”), or any postponements or adjournments thereof, for the following purposes:

(A)	To approve compensation to the Company’s CEO - a special cash bonus and the 2019 equity grant; and
(B)	To approve a new compensation policy for the Company’s office holders, in accordance with the requirements of the Israeli Companies Law, 5759-1999 (the “Companies Law”).

Only shareholders of record at the close of business day on June 2, 2020, the record date for determining those shareholders eligible to vote at the Meeting, are entitled to vote at the Meeting and any postponements or adjournments thereof. All such shareholders are cordially invited to attend the Meeting in person.

Whether or not you plan to attend the Meeting in person, you are urged to promptly complete, date and sign the enclosed proxy and to mail it in the enclosed envelope, which requires no postage if mailed in the United States. Beneficial shareholders, who hold their shares through members of the Tel-Aviv Stock Exchange Ltd. (“TASE”), and intend to vote their shares by proxy, should deliver or mail (via registered mail) their completed proxy to the Company’s offices, attention: CFO, together with an ownership certificate confirming their ownership of the Company’s shares as of the record date, which certificate must be approved by a recognized financial institution (i.e., that TASE member through which he or she holds these shares, as required by the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meeting) of 2000). Such shareholder is entitled to receive the ownership certificate in a branch of the relevant TASE member or by mail to his or her address, if the shareholder so requested. Such a request must be made for a particular securities account, in advance. Alternatively, beneficial shareholders who hold shares through members of TASE may vote electronically via the electronic voting system of the Israel Securities Authority after receiving a personal identifying number, an access code and additional information regarding the Meeting from the member of the TASE through which they hold their shares and after carrying out a secured identification process, up to six (6) hours before the time fixed for the Meeting (i.e., 10:00 AM  Israel time on Tuesday, July 7, 2020). If applicable, you may request further instructions about electronic voting from the TASE member through which you hold your shares.

Execution and return of your proxy will not deprive you of your right to attend the Meeting and vote in person, and any person giving a proxy has the right to revoke it any time before it is exercised.

Joint owners of shares should take note that, pursuant to Article 18.10(a)(3) of the Articles of Association of the Company, the joint owner whose name appears first in the Company’s shareholders Register will be entitled to vote at the Meeting to the exclusion of any vote(s) of the other joint holder(s). If such joint owner does not vote, the joint owner whose name appears thereafter may vote, and so forth.

A proxy will be effective only if it is received at the Company’s offices no later than twenty four (24) hours prior to the time of the Meeting (i.e., 4:00 PM Israel time on Monday, July 6, 2020), or – in the case of shareholders voting electronically (as described above) – no later than six (6) hours prior to the time of the Meeting (i.e., 10:00 AM (Israel time) on Tuesday, July 7, 2020.

By Order of the Board of Directors,

/s/ Rafi Amit RAFI AMIT Chairman of the Board May 27, 2020

__________________

PROXY STATEMENT

CAMTEK LTD.
________________

SPECIAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON JULY 7, 2020

This Proxy Statement is being furnished to the holders of ordinary shares, New Israeli Shekels (“NIS”) 0.01 nominal (par) value per share (the “Ordinary Shares” or “Shares”), of Camtek Ltd. (“we”, “Camtek” or the “Company”) in connection with the solicitation by the Board of Directors of the Company (the “Board”) of proxies for use at the Company’s Special General Meeting of Shareholders, or at any postponement or adjournment thereof  (the “Meeting”).

The Meeting will be held on Tuesday, July 7, 2020, at 4:00 PM (Israel time), at the Company’s offices, Ramat Gavriel Industrial Zone, Migdal Ha’Emek, Israel, for the following purposes:

(A)	To approve compensation to the Company’s CEO - a special cash bonus and the 2019 equity grant; and
(B)	To approve a new compensation policy for the Company’s office holders, in accordance with the requirements of the Companies Law.

Should changes be made to any item on the agenda for the Meeting after the publication of this Proxy Statement, we will communicate the changes to our shareholders through the publication of a press release, a copy of which will be submitted to the Securities and Exchange Commission (the “SEC”) on Form 6-K and the Israel Securities Authority.

RECORD DATE AND VOTING RIGHTS

Only holders of record of Ordinary Shares at the close of business on June 2, 2020, the record date for determining those shareholders eligible to vote at the Meeting, will be entitled to notice of and to vote at the Meeting and any adjournment or postponement thereof. At such time, each issued and outstanding Ordinary Share will be entitled to one vote upon the matter to be presented at the Meeting. All such shareholders are cordially invited to attend the Meeting in person.

PROXY PROCEDURE

A form of proxy for use at the Meeting and a return envelope for the proxy are also enclosed.

If specified by a shareholder on the form of proxy, the Shares represented thereby will be voted in accordance with such specification. If a choice is not specified by a shareholder with respect to any proposal, the form of proxy will be voted “FOR”  any such proposal and in the discretion of the proxies with respect to all other matters which may properly come before the Meeting and any and all adjournments thereof. On all matters considered at the Meeting, abstentions and broker non-votes will be treated as neither a vote “FOR” nor “AGAINST” the matter, although they will be counted in determining if a quorum is present. Broker non-votes are votes that brokers holding shares of record for their clients are, pursuant to applicable stock exchange or other rules, precluded from casting in respect of certain non-routine proposals because such brokers have not received specific instructions from their clients as to the manner in which such shares should be voted on those proposals and as to which the brokers have advised the Company that, accordingly, they lack voting authority.

Beneficial shareholders who hold their shares through members of TASE, should deliver or mail (via registered mail) their completed proxy to the Company’s offices, attention: CFO, together with an ownership certificate confirming his or her share ownership as of the record date, which certificate must be approved by a recognized financial institution, i.e., that TASE member through which he or she holds these shares, as required by the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meeting) of 2000. Such shareholder is entitled to receive the ownership certificate in a branch of the relevant TASE member or by mail to his or her address, if the shareholder so requested. Such a request must be made for a particular securities account, in advance. Alternatively, beneficial shareholders who hold shares through members of TASE may vote electronically via the electronic voting system of the Israel Securities Authority, after receiving a personal identifying number, an access code and additional information regarding the Meeting from the member of the TASE through which they hold their shares and after carrying out a secured identification process, up to six (6) hours before the time set for the Meeting (i.e., 10:00 AM Israel time on Tuesday, July 7, 2020). If applicable, shareholders may request instructions about electronic voting from the TASE member through which they hold their shares.

A proxy will be effective only if it is received at the Company’s Office no later than twenty four (24) hours prior to the time of the Meeting (i.e., 4:00 PM Israel time on Monday, July 6, 2020), or – in the case of shareholders voting electronically (as described above) - no later than six (6) hours prior to the time of the Meeting (i.e., 10:00 AM Israel time on Tuesday, July 7, 2020.

Shareholders may revoke the authority granted by their execution of proxies at any time before the effective exercise thereof by: (i) filing with the Company a written notice of revocation or duly executed proxy bearing a later date; (ii) electronically voting at a later date; or (iii) voting in person at the Meeting. However, if a shareholder attends the Meeting and does not elect to vote in person, his or her proxy or electronic voting will not be revoked.

Proxies for use at the Meeting are being solicited by the Board chiefly by mail; however, certain officers, directors, employees and agents of the Company, none of whom will receive additional compensation for such solicitation, may solicit proxies by telephone, email or other personal contact. The Company will bear the cost for the solicitation of the proxies, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of Shares.

In addition to solicitation by mail, certain officers, directors, employees, consultants and agents may solicit proxies by telephone, email or other personal contact. None of the aforementioned officers, directors, employees, consultants or agents of the Company will receive additional compensation for such solicitation

QUORUM

Two (2) or more shareholders, present in person, by proxy, by proxy card or by electronic voting, and holding together Ordinary Shares conferring in the aggregate twenty five percent (25%) or more of the voting power of the Company, shall constitute a quorum at the Meeting. If within half an hour from the time set for the Meeting a quorum is not present, the Meeting shall stand adjourned to Tuesday, July 14, 2020, at the same time and place. At such adjourned meeting, if a quorum is not present within half an hour from the time set for the adjourned meeting, the adjourned meeting will take place regardless of whether a quorum is present.

BENEFICIAL OWNERSHIP OF SECURITIES BY PRINCIPAL
SHAREHOLDERS AND MANAGEMENT

The following table sets forth certain information, as of May 20, 2020, regarding: (i) persons or entities known to the Company to beneficially own more than five percent (5%) of the Company’s issued and outstanding Ordinary Shares; (ii) each “office holder”1, as such term is defined in the Companies Law, of the Company (the “Office Holders”) known to the Company to beneficially own more than one percent (1%) of the Company’s issued and outstanding Ordinary Shares; and (iii) all Office Holders as a group.

The information contained in the table below has been obtained from the Company’s records or disclosed in public filings with the SEC.

Except where otherwise indicated, and except pursuant to community property laws, we believe, based on information furnished by such owners, that the beneficial owners of the Ordinary Shares listed below have sole investment and voting power with respect to such Shares.

Total “Number of Ordinary Shares Beneficially Owned” in the table below include Shares that may be acquired by an entity, individual or group upon the exercise of options that are either currently exercisable or will become exercisable, and Restricted Share Units (“RSUs”) which have vested or will vest, within sixty (60) days as of May 20, 2020. The Shares that may be issued under these options are deemed to be outstanding for purpose of determining the percentage of ownership of such individual or group, but are not deemed to be outstanding for the purpose of determining the percentage of ownership of any other individual or group shown in the table.

1 The term “Office Holder” as defined in the Companies Law includes a director, the chief executive officer, an executive vice president, a vice president, any other person fulfilling or assuming any of the foregoing positions without regard to such person’s title and any manager who is directly subordinated to the chief executive officer.

The shareholders listed below do not have any different voting rights from any of our other shareholders.

Name of Beneficial Owner	Number of Shares Beneficially Owned(1)	Percent of Shares Beneficially Owned(2)
Priortech Ltd. (“Priortech”)(3)	9,250,189	23.89%
Chroma ATE Inc. (Chroma)(4)	7,817,440	20.19%
Federated Hermes, Inc.(5)	2,000,000	5.17%
Yotam Stern(6)	87,757	0.23%
Rafi Amit(7)	40,939	0.1%
Leo Huang(8)	*	*
Office Holders as a Group (9)	270,086	0.69%

(1)
The total number of options which are exercisable, or will become exercisable, and RSUs which will vest, within 60 days as of May 20, 2020, held by the persons included in the above table - is 136,406.

(2)	Based upon 38,722,143 Shares issued and outstanding as of May 20, 2020
(3)
Priortech, a controlling shareholder jointly with Chroma, is an Israeli public company traded on TASE. As of December 31, 2019, Mr. Rafi Amit, our Chief Executive Officer and Chairman of the Board, holds 9.82% % of Priortech issued and outstanding share capital, and Mr. Yotam Stern, our director, holds 8.43% of Priortech’s issued and outstanding share capital. As a result of a voting agreement relating to approximately 31% of Priortech’s voting equity, governing inter-alia joint voting at Priortech’s general meetings of shareholders and the right of first refusal among themselves, Mr. Amit and Mr. Stern may be deemed to control Priortech.

(4)
Based on the Schedule 13G filed by Chroma ATE Inc. on August 6, 2019, which presented ownership as of June 19, 2019. Priortech and Chroma have joint control over the Company, due to the voting agreement entered into in the framework of the Chroma Transaction (as defined below), according to which the parties will vote together in the Company’s shareholders meetings.

(5)
Based on the Schedule 13G filed by Federated Hermes, Inc. on February 13, 2020, which presented ownership as of December 31, 2019. The 2,000,000 Ordinary Shares reported under such Schedule 13G by Federated Hermes are beneficially owned by registered investment companies and separate accounts advised by subsidiaries of Federated Hermes, Inc. that have been delegated the power to direct investment and power to vote the securities by the registered investment companies’ board of trustees or directors and by the separate accounts’ principals. Federated Hermes’ principal address is 1001 Liberty Avenue, Pittsburgh, PA 15222-3779, USA.

(6)
Mr. Stern directly owns 78,653 of our Shares. In addition, as Mr. Stern may be deemed to control Priortech (see footnote 3), he may also be deemed to beneficially own the Shares of the Company held by Priortech. Mr. Stern disclaims such beneficial ownership of such Shares.

(7)
Mr. Rafi Amit does not directly own any of our Shares. However, as Mr. Amit may be deemed to control Priortech (see footnote 3), he may also be deemed to beneficially own the Shares of the Company held by Priortech. Mr. Amit disclaims such beneficial ownership of such Shares.

(8)
Mr. Huang does not directly own any of our Ordinary Shares. Based on information we received from Chroma Mr. Huang is considered a controlling person with regard to Chroma, accordingly Mr. Huang may be deemed to beneficially own the Shares of the Company held by Chroma. Mr. Huang disclaims beneficial ownership of such Shares.

(9)
Our Office Holders as a group directly own 133,680 of our Shares (and 136,406 options, which are exercisable or will become exercisable, and RSUs which will vest, within 60 days as of May 20, 2020). Each of our Office Holders, other than Messrs. Amit and Stern (as a result of  their beneficial interest in Shares owned by Priortech) and Mr. Huang (as a result of his beneficial interest in the Shares owned by Chroma), beneficially owns less than 1% of our outstanding Shares (including options held by each such person which have vested or will vest, and RSUs that will vest, within 60 days as of May 20, 2020) and have therefore not been listed separately.

Item A

Approval of Compensation to the Company’s CEO - A Special Cash Bonus and the 2019 Equity Grant

Background

Under the Companies Law, arrangements regarding the compensation of a CEO of a publicly traded company require approval by the compensation committee, board of directors and company’s shareholders, and must generally be in line with the company’s compensation policy. On June 19, 2019, the Company consummated a share purchase agreement with Chroma ATE Inc. (“Chroma”), pursuant to which, inter alia, Chroma acquired a total of 1,700,000 Ordinary Shares issued by the Company, for an aggregate cash consideration of $16.2 million (the “Chroma Transaction”). We now seek shareholders’ approval for the grant of a special one-time cash bonus in an amount of $100,000, to our CEO, Mr. Rafi Amit, for leading the Chroma Transaction.

In addition, on July 4, 2019, our Compensation Committee (the “Committee”) and Board approved an annual equity grant scheme to our employees and Office Holders (other than directors) for the year 2019,  in order to retain, motivate and incentivize certain key employees who were expected by the Company to be important in achieving the challenging targets that were set under its work plan for such year (the “2019 Equity Scheme”). The total scope of the 2019 Equity Scheme included 455,600 RSUs with a total value of $3.9 million and a dilution effect of 1.24% of the Company's issued and outstanding share capital. The 2019 Equity Scheme included a reservation of 37,000 RSUs for a grant to the Company’s CEO, Mr. Rafi Amit (the “2019 CEO Equity Grant”), for which we now seek shareholders’ approval.

General

Special Cash Bonus

The Chroma Transaction was of high importance for the Company in light of the consideration received by it and its contribution to the Company’s balance sheet by increasing the Company’s cash reserves on favorable terms; The cash amount received by the Company under the Chroma Transaction, $16,150,000, in consideration for 1,700,000 Ordinary Shares, reflected a 29% premium on the price of its Ordinary Shares at the time. Such significant cash amount, if raised by the Company using other financing vehicles, e.g., loans, would be less cost-effective, in terms of its ongoing liabilities or cost of interest to be repaid.  Also, and not less valuable to the Company, and from a strategic perspective the Company gained an important and valuable shareholder that will enable it to benefit from its presence in Asia as well as from technological capabilities beyond the traditional semiconductor markets.

The Chroma Transaction was a result of extensive and relentless efforts invested by Company’s management, led by the Company’s CEO, Mr. Rafi Amit. Mr. Amit, invested great efforts in establishing and fostering the business relationship between the Company and Chroma, and such efforts materially extending the scope and complexity of his role as CEO. Among others, Mr. Amit tackled the technical specifications of the collaboration between the Company and Chroma, taking an innovative approach while applying a deep technological understanding of both parties’ core technologies. His outstanding efforts have brought to the successful conclusion of the Chroma Transaction on terms that would allow the Company to improve its position in the market it serves, expand its business and increase shareholders’ value, and has since further led to continued prosperous collaboration between the parties.

Our Committee and Board have concluded that in view of the fact that Mr. Amit played a pivotal role in the successful conclusion of the Chroma Transaction, his efforts and success in leading and closing such transaction were not adequately rewarded, as due to the uniqueness of the Chroma Transaction it did not, and could not, fall within Mr. Amit’s targets under the Company’s 2019 annual bonus plan. Accordingly, the Committee  and the Board believe that it would be appropriate to reward Mr. Amit for his fruitful efforts in connection with the consummation of the Chroma Transaction, by granting him a one-time special cash bonus in an amount of $100,000 (the “Special Cash Bonus”), a sum which, in the opinion of the Committee and the Board, is modest considering the benefits to the Company associated with the completion of the Chroma Transaction, while reflecting the appreciation for his special contribution. In approving the Special Cash Bonus to Mr. Amit in their respective resolutions dated May 27, 2020, the Committee and Board reviewed Mr. Amit’s terms of employment, and concluded that the Special Cash Bonus is reasonable and appropriate when taking into account his central role in pursuing and consummating the Chroma Transaction, thereby securing long-term sustainability of the Company and increasing its shareholders’ value, and also when considering the terms of the Company’s current compensation policy, which allows the grant of a special cash bonus under special circumstances or in case of an exceptional contribution to the Company, in an amount that may be up to 50% of the executive’s annual base salary.  The Special Cash Bonus constitutes less than one-third of Mr. Amit’s annual base salary.

Following the approval of the Committee and the Board, the approval of our shareholders is now being sought for the grant of the Special Cash Bonus to Mr. Amit.

2019 Equity Grant

The Company believes that strong, effective leadership is fundamental to its continued growth and success in the future. This requires the ability to attract, retain, reward and motivate highly-skilled executives, with the competencies needed to excel in a rapidly changing marketplace and to continually motivate the Company’s management and employees.

Accordingly, on May 27, 2020,  the Committee and the Board approved the proposed 2019 CEO Equity Grant, which was part of the 2019 Equity Scheme approved on July 4, 2019. The value of the 2019 CEO Equity Grant was approximately $314,500 on July 4, 2019 (using the closing price of the Company’s share on July 3, 2019, the date prior to the date of approval by the Board of the 2019 Equity Scheme), in compliance with the provisions of the Company’s current Compensation Policy. As of May 26, 2020, the value of the 2019 CEO Equity Grant is approximately $477,300, which is well below the cap set under the Company’s New Compensation Policy (as defined below).

The exercise price of each RSU comprising the 2019 CEO Equity Grant shall be the Company’s share nominal value (NIS 0.01). Such RSUs shall vest over a period of four years, with 1/4 of the total amount granted vested each year, beginning on July 4, 2020, the first anniversary of the date of approval of the 2019 Equity Scheme  by the Board, and then on each of the three subsequent anniversaries thereafter. All other terms of the 2019 CEO Equity Grant shall be in accordance with the terms of the Company's 2018 Share Incentive Plan.

Our Committee and Board believe that the proposed 2019 CEO Equity Grant is appropriate and suitable, considering, among others, the importance of motivating and incentivizing the CEO through the grant of equity, a compensation element which includes vesting over a total of four years, thus having a long term incentive value, while taking into account the interests of the Company's investors and the effect of such equity grant on the dilution of our shareholders (according to the Company’s 2018 Share Incentive Plan, in no event shall the total dilution, when considering all outstanding share awards under all share plans, exceed 10% of the Company’s total issued and outstanding share capital; as of the date hereof, the total equity granted to the Company’s Office Holders (other than directors) and other employees constitutes approximately five percent (5%) of the Company’s total issued and outstanding share capital. Further, the Committee and Board believe that the grant of RSUs is beneficial to the Company, in light, among others, of the fact that the market practice for international companies is to use RSUs, which are less subject to market fluctuations and maintain an interest in the Company’s success also when the market price goes down.

When reaching their conclusion, the Committee and Board analyzed the adequacy of the proposed 2019 CEO Equity Grant in light of the considerations required to be taken into account under the Companies law and the provisions of the Company’s current compensation policy. Among others, the 2019 CEO Equity Grant was determined after consideration of comparative benchmark information regarding CEOs’ compensation in comparable companies, indicating that the value of the proposed 2019 CEO Equity Grant is below the median level of the value of equity granted to CEOs of peer-group companies. The performance of Mr. Amit’s responsibilities and duties, the estimation of Mr. Amit's expected contribution and his importance to the continued growth and profitability of the Company were also taken into account when approving the 2019 CEO Equity Grant.

The 2019 Equity Scheme was approved by the Committee and the Board not long after the Company’s 2019 annual general meeting of shareholders, which was held on June 3, 2019. As the Board considered it inadvisable to convene a special general meeting of shareholders solely for the purpose of approving the 2019 CEO Equity Grant, the Board determined that such resolution will be brought before the Committee, Board and subsequently shareholders at a later stage, together with the approval of the New Compensation Policy, as defined under item B below. As the outbreak of the novel Coronavirus in December 2019 in China, one of the Company’s main markets, shifted management’s attention in an effort to successfully deal with the implications of such global crisis on the Company, the work on the New Compensation Policy was temporarily set aside, and delayed the convening of the special general meeting of shareholders for its approval.

If the 2019 CEO Equity Grant is approved, but the New Compensation Policy is not approved by our shareholders, then the 2019 CEO Equity Grant shall be reduced to such number of RSUs that reflects the maximum yearly equity value allowed under our current compensation policy.

It should also be noted that the Company plans to bring for approval the CEO’s equity grant for the year 2020 in the framework of the 2020 annual general meeting of shareholders, to be convened during the next few months.

Required Vote

The affirmative vote of holders of the majority of the shares represented and voting on the above-mentioned proposals at the Meeting, in person, by proxy, by proxy card or by electronic voting, is required for the approval of the Special Cash Bonus and the 2019 CEO Equity Grant to Mr. Amit.   In addition, as Mr. Amit may be deemed, together with a third party, to control the Company (for an explanation of such controlling interest see above in footnote 3 to the table under BENEFICIAL OWNERSHIP OF SECURITIES BY PRINCIPAL SHAREHOLDERS AND MANAGEMENT), a disinterested majority of the shareholders will be required in order to approve such proposals: the majority of the shares voted in favor of these proposals should not be held by “controlling shareholders” or shareholders with “personal interest” in the approval of such proposals, not taking into account any abstention, or  the total number of shares referred to above voted against such proposals should not exceed two percent (2%) of the aggregate voting rights in the Company (a “Disinterested Majority”).

The Companies Law requires that each shareholder voting on a proposed resolution requiring a Disinterested Majority indicate whether or not he or she is a controlling shareholder or has a personal interest in the proposed resolutions. Under the Companies Law, in general, a person will be deemed to be a controlling shareholder if that person has the power to direct the activities of the company, otherwise than by reason of being a director or other office holder of the company, and a person is deemed to have a personal interest if any member of the shareholder’s immediate family, or the immediate family of a shareholder’s spouse, has a personal interest in the adoption of the proposals. In addition, you are deemed to have a personal interest if a company, other than Camtek, which is affiliated with you, has a personal interest in the adoption of the proposals. Such company is a company in which you or a member of your immediate family serves as a director or CEO, has the right to appoint a director or the CEO, or owns five percent (5%) or more of the outstanding shares. However, you are not deemed to have a personal interest in the adoption of the proposals if your interest in such proposal arises solely from your ownership of our shares, or to a matter that is not related to a relationship with a controlling shareholder.

Please note that we consider it highly unlikely that any of our shareholders (other than Chroma ATE Inc., Priortech, Messrs. Amit and Stern who are deemed to control Priortech, and Mr. Huang who is deemed to control Chroma ATE Inc.) is a controlling shareholder, or has a personal interest in the approval of the above-mentioned proposals. However, as required under Israeli law, the enclosed form of proxy requires that you specifically indicate whether you are, or are not, a controlling shareholder or have a personal interest in the approval of such proposals. Without indicating to this effect.   We will not be able to count your vote in determining whether the above Disinterested Majority approval requirements are satisfied.

It is proposed that at the Meeting, the following resolutions be adopted:

 “RESOLVED:

A.	to approve the grant of a Special Cash Bonus to the Company’s CEO, in connection with the Chroma Transaction; and

B.	”to approve the 2019 CEO Equity Grant”.

The Board of Directors recommends a vote FOR approval of the proposed resolutions.

As Messrs. Amit, Stern and Huang have a personal interest in the foregoing proposed resolutions, they each refrained from making a recommendation with respect to such resolutions.

ITEM B

Adoption of a New Compensation Policy

Terms and definitions used hereunder are in accordance with the terms and definitions as appear in the New Compensation Policy (as defined below).

Background

As required under the Companies Law, the Company maintains a compensation policy which provides a framework for terms of office and employment of our Office Holders, including base salaries, cash bonuses, equity awards, severance and other benefits, the grant of an exemption from liability, insurance and rights to indemnification. The adoption of the Company’s original compensation policy was approved by our shareholders on October 14, 2013, and few amendments were subsequently approved in the following years.

Under the Companies Law, the compensation policy must be reviewed from time to time by the compensation committee and the board, in order to consider its adequacy, and, in general, should be re-approved by the compensation committee, board and shareholders of the company at least every three years.

General

In the six-year period since our Compensation Policy was first adopted, the Company has significantly evolved and has significantly improved its operating and financial results: in terms of revenues and profitability, these have increased from $54.2 million in revenues and  and a net loss of $3.2 million, respectively, in 2013, to $134 million in revenues and net income of $29 million in 2019. Our market cap has also demonstrated a substantial increase, in alignment with the overall growth and improvement of the Company over the years, and as of May 15, 2020 more than tripled itself since December 31, 2013 ($453 million in 2020 compared to $135 million in 2013). The outstanding growth positioned the Company as a leading provider of inspection and metrology systems in its market, enabling and supporting its customers’ latest technologies.  During this six-year period, the Company has gained more than 25 new customers and has significantly increased its headcount from 200 to 330 employees. During this period the Company also made significant technological progress, and in 2014 introduced its new line of products – the Eagle, of which it has so far sold more than 600 machines. The Company has further expanded its total available market   and penetrated new segments, such as the front-end of the semiconductor manufacturing market. Today, the Company’s products are used by the world’s leading semiconductor manufacturers, and the Company serves almost every top-20 semiconductor manufacturer.

To illustrate the actual transformation that the Company has gone through, see below the charts indicating Company’s growth between the end of 2013 and May 15, 2020 and the shareholder value created during such period:

Over the aforementioned period, the compensation policy was amended from time to time; however, each amendment addressed specific issues, rather than address the changes and growth experienced by the Company nor did they provide a complete and comprehensive update of the compensation policy as a whole. Such a comprehensive review and update of the policy is now required in light of the significant growth undergone by the Company and the many changes that have occurred in the Company’s operations, as described above, including the fact that it now competes with larger global companies for similar talents. In this respect, the changes undergone by the Company positioned it in a different category in terms of the peer group.

In light of all of the above, and in order to determine the global best practices in executive compensation and to ascertain the positioning of our Office Holders’ pay packages vis-à-vis the peers -  our Compensation Committee and Board considered it advisable to conduct a benchmarking study with appropriate peer companies that represent the Company’s main characteristics (the “Benchmark”).  Therefore, the Benchmark included executive compensation information of public Israeli companies, traded on Nasdaq or dually on Nasdaq and Tel-Aviv, which operate globally in the hi-tech industry, including semiconductor companies, companies that do business in the same geographical locations as the Company, which are of similar scale and complexity and that are within a range in terms of revenues and market cap that may generally be comparable to the Company: 2018 revenues range of between $15 million to $350 million (with the Company’s revenues for 2018 being $123.2 million) and market cap range of between $100 million to $1.7 billion (with the Company’s market cap being $453 million as of May 15, 2020) (the “Peer Group”).

The Benchmark showed that the scope of various compensation components currently available under our compensation policy is well below the median of the Peer Group, and that certain changes in the compensation practices included in our compensation policy should be made in order for such practices to be aligned with those of the Peer Group. Given the Company’s transformation, as detailed above, and in light of the results of the Benchmark and the need to enhance the global competitiveness of the Company in attracting and retaining Office Holders, our Committee and Board have concluded that an overall restatement of the compensation policy is required.   Accordingly, our Committee and Board have determined, in their separate meetings held on May 27, 2020,  to replace our current compensation policy with a new compensation policy, in the form attached to this Proxy Statement as Exhibit A (the “New Compensation Policy”). Such new Compensation Policy is intended to provide the Company with the required authority to grant its executives competitive compensation and therefore sets caps, thresholds and restrictions aimed to represent the median level of the Peer Group.

The following is a brief overview of the main terms included in the New Compensation Policy:

Base Salaries

The Benchmark showed that the prevailing practice within the vast majority of the Peer Group (approximately 86%) is to link the determination of executives’ base salaries to relevant benchmark surveys, rather than to a fixed cap amount predetermined under the compensation policy, as such practice assures that companies maintain executives' base salaries at levels which are aligned with then prevailing industry standards.

Accordingly, the New Compensation Policy provides that our Executives’ Base Salaries shall be determined by the Committee and Board based on comparative benchmark information regarding salaries of applicable executives in peer group companies, rather than on fixed caps as provided for under the current compensation policy. Such benchmark information shall be provided by a third-party independent compensation consultant and shall include companies comparable to the Company in terms of market cap, revenues and similar criteria.

As the Benchmark showed that our Executives’ current Base Salaries are below the median of the Peer Group, the New Compensation Policy provides that generally, our Executives’ Base Salaries shall not exceed the 50th percentile of the relevant benchmark, unless the Committee and the Board deem that unique and special circumstances warrant a deviation from such cap with respect to a specific Executive.

The Committee and Board shall continue to exercise caution in implementing any Base Salary increases, to ascertain that any such increases, if and when approved, are reasonably and moderately made.  As a guideline, the Committee and Board shall not approve such increases more than once every three years, in line with the Company's conservative practice to date in this respect. As of this day, the Company doesn’t intend to implement material changes in its Executive’s Base Salaries in the near future (except for a Base Salary increase to Mr. Ramy Langer, the Company’s COO, which was approved by our Committee and Board, subject to the approval of the New Compensation Policy). In this respect, it should be further noted that under the Companies Law, arrangements regarding the compensation of a CEO of a publicly-traded company require approval by the compensation committee, board of directors, and company’s shareholders. Therefore, in determining the CEO’s Base Salary, the Company will seek a separate shareholders’ approval.

Annual Cash Bonus
On Target Cash Plan: Under the New Compensation Policy, Executives’ On Target Cash Plan shall be calculated based on each Executive’s annual Base Salary, so that the On Target Cash Plan of Executives other than the CEO shall be capped at 75% of such Executives’ annual Base Salary, and the CEO’s On Target Cash Plan shall be capped at 100% of his or her annual Base Salary.

On Target Bonus Cap: Under the New Compensation Policy, the actual Cash Plan payment to all Executives (including the CEO) shall be capped at 150% of the Executive’s On Target Cash Plan.

On Target Bonus Threshold: As the caps on variable cash payments have increased, in order to better align between performance and compensation and link Executive’s compensation to the Company’s financial results, the New Compensation Policy provides for an increased threshold for payment of any amounts under an Executive’s Cash Plan, such that payment of any bonus under the Company’s Cash Plan will only be made upon the achievement of a minimum Non GAAP Net Profit of $6,000,000 (compared to a minimum Non GAAP Net Profit of $4,500,000 under the current compensation policy).

Change of Control Bonus

The New Compensation Policy provides for a “change of control” cash payment of up to six monthly Base Salaries (similar to that provided for under the current compensation policy), and further provides that in the event of a change of control that creates a significant value to the Company’s shareholders, by presenting a premium of at least 40% over the average of the closing prices per share of the Company’s ordinary shares as quoted on the Nasdaq Global Market for the 20 trading days ending one day prior to the execution of the term sheet (or similar instrument) for such change of control event, the Committee and Board may approve an increased “change in control” cash payment, of up to 12 monthly Base Salaries. The Committee and Board believe that such mechanism provides for an enhanced incentive for the Company’s Executives and shall enable the Company to appropriately reward relevant Executives in greater alignment to the interests of its shareholders.

Equity Based Compensation

Under the New Compensation Policy, the total yearly Equity Value granted to an Executive shall not exceed (i) with respect to the CEO - 300% of his annual Base Salary; and (ii) with respect to all other Executives, 250% of such Executive’s annual Base Salary, provided that  at least 40% of the equity based components granted to each Executive (including the CEO) shall be comprised of either options at a fair market value exercise price, or shall be otherwise subject to performance-based vesting, in order to ensure that in any case a substantial portion of such Equity Value shall be strongly linked to the Company's success and shareholder value. It should be noted that currently the Company does not intend to reach the maximum levels of Equity Value allowed under the New Compensation Policy (in the near future).  Instead, our Committee and Board intend to continue to apply a gradual approach, in correlation to market terms of employment of similar officeholders, in connection with the Equity Value actually granted to our Executives.

The performance criteria and general framework of the performance-based equity compensation shall be determined by the Committee and Board, based on one or more measurable criteria, and will be evaluated following the publication of the financial statements for each fiscal year with respect to which such criteria was determined. Examples of measurable criteria include:

a)	increase in revenues;
b)	increase in gross margin;
c)	increase in Non-GAAP operating income;
d)	product development and improvement;
e)	expense reduction;
f)	return on capital and assets;
g)	employee recruitment;
h)	balance of cash equivalents and marketable securities;
i)	research and development expenses;
j)	total shareholder return ; and
k)	completion of identified special projects.

The Committee and Board shall further determine appropriate safeguard mechanisms, such as performance thresholds levels, under which no performance-based equity shall vest.

The Committee and Board believe that the increase in the value of equity that may be granted to our Executives, in accordance with the aforementioned principles, is better aligned to prevailing market practices while being balanced by new limitations in connection with the type and terms of the equity granted, thus ensuring a proper correlation between the Company’s success and the value of the Executive’s holdings.

It should be further noted that under the Company’s 2018 Share Incentive Plan, the annual equity granted to the Company’s Executives and other employees, as a group, may not exceed three and a half percent (3.5%) of the Company’s total issued and outstanding share capital, and – as already mentioned above - in no event shall the total dilution, when considering all outstanding share awards under all share plans, exceed 10% of the Company’s total issued and outstanding share capital. As of the date hereof, the total equity granted to the Company’s Executives and other employees constitutes approximately five percent (5%) of the Company’s total issued and outstanding share capital. When determining grants of equity-based components to Executives, the Committee and the Board are obliged to take into account the interests of the Company’s shareholders and to consider the effect of such grants on the dilution of such shareholders.  The Committee and the Board will assure that proper levels of dilution are maintained at all times, including the above-mentioned annual dilution limitation.

Directors Compensation

The New Compensation Policy provides for general guidelines with respect to the Company’s non-executive and non-controlling directors’ remuneration, pursuant to which, in line with the current compensation policy, directors’ remuneration shall be comprised of cash compensation which includes annual fee and meeting participation fee as shall be determined in accordance with the provisions of the Companies Law, as well as equity based compensation, the annual value of which shall be capped at  $100,000.

Insurance Framework

The New Compensation Policy provides for caps on the premium which may be paid and coverage which may be purchased under the Company’s Directors & Officers (D&O) Insurance policies, pursuant to which the coverage which may be purchased shall be limited to the higher of: (i) $30,000,000; or (ii) 10% of the Company’s market cap (based on the average closing price of the Company’s share on the Nasdaq Global Market during the preceding 30 days), and the cap on the premium which may be paid for each policy shall be increased to one million $1,000,000; such proposed new coverage and premium caps are aligned with the current trends in the D&O insurance market which include extremely higher coverages purchased and premiums paid with respect to such insurance, as a result of significant increase in the number of class-action claims, higher settlement amounts and related legal expenses - a trend which is particularly applicable to companies traded on Nasdaq.

Additional Provisions

The New Compensation Policy includes additional provisions that remain as were under the current compensation policy, including with respect to: separation package; claw back policy; relocation compensation; special circumstances cash incentive; indemnification and exemption; and deviation from policy caps.

Our Committee and Board believe that the adoption of customary compensation mechanisms and the proposed limitations, caps and thresholds set under the New Compensation Policy are appropriate and in line with prevailing market practice. In addition, the Committee and Board believe that the New Compensation Policy better links pay to performance, improves our Executives’ accountability for the financial results of the Company, aligns Executives’ long-term interests with those of the Company and its shareholders and provides the Company with the ability to competitively attract and retain highly qualified Executives, who are essential to the Company’s ongoing growth and success, while maintaining adequate balance with other interests of the Company and its shareholders, by way of, for example, setting  higher thresholds for payment of any amounts under an Executive’s Cash Plan.

Last, when considering the adoption of the New Compensation Policy as a whole, our Committee and Board considered numerous factors, including the advancement of the Company’s objectives, the Company’s business plan and long-term strategy and creation of appropriate incentives for executive officers and directors. The Committee and the Board also considered, among other things, the Company’s risk management, size and the nature of its operations, and reviewed various empirical data and information they deemed relevant, including the Benchmark.

If approved, the New Compensation Policy shall be in full force and effect for a period of three years from the date of its approval. If the New Compensation Policy is not adopted pursuant to the Companies Law, then the current compensation policy shall continue to be in full force and effect until June 3, 2022, which is three years from the date it was last approved by our shareholders.

Required Vote

A Disinterested Majority of the shareholders will be required in order to approve the New Compensation Policy: the affirmative vote of holders of the majority of the shares represented and voting on this proposal at the Meeting, in person, by proxy, by proxy card or by electronic voting, is required for the approval of the New Compensation Policy, provided that, the majority of the shares voted in favor of this proposal shall be a Disinterested Majority.

The Companies Law requires that each shareholder voting on the proposed resolution indicate whether or not he or she is a controlling shareholder or has a personal interest in the proposed resolution. Accordingly, the enclosed form of proxy requires that you specifically indicate whether you are, or are not, a controlling shareholder or have a personal interest in the approval of this proposal. Without indicating to this effect – we will not be able to count your vote in determining whether the above Disinterested Majority approval requirements are satisfied.

For a complete discussion regarding “control” and “personal interest”, and how to indicate whether you are a controlling shareholder or have a personal interest, see Item A above.

It is proposed that at the Meeting the following resolution be adopted:

“RESOLVED, that the New Compensation Policy, in the form attached as Exhibit A to the Proxy Statement for the 2020 Special General Meeting of Shareholders, be approved”.

The Board of Directors recommends a vote FOR approval of the proposed resolution.

As all Board members have personal interest in the proposed resolution, in accordance with Sections 278(b) and (c) of the Companies Law they are all allowed to vote and recommend with respect thereto.

By Order of the Board, /s/Rafi Amit Rafi Amit Chairman of the Board May 27, 2020

Exhibit A

Executives & Directors Compensation Policy

A.	Overview

1.	Policy Guidelines

1.1.
Our Company provides inspection and metrology solutions dedicated to increasing production yield and products reliability, enabling and supporting customers’ latest technologies in the semiconductor industry.

1.2.	Our vision and business strategy is directed towards growth, profitability, innovation, and customer focus, all with a long term perspective.

1.3.
Our uncompromising commitment to excellence is based on performance, responsiveness and support. The Company’s success in fulfilling its commitments and long term vision and strategy relies on the excellence of its human resources through all levels and on creating appropriate incentives for our employees and executives. Thus, we believe that the Company’s ability to achieve its goals requires us to recruit, motivate and retain high quality and experienced leadership team and directors.

1.4.
Therefore, we believe in creating a comprehensive, customized compensation policy for our Office Holders (the “Policy”), which shall enable us to attract and retain highly qualified and talented Office Holders. Moreover, the Policy shall motivate our Office Holders to achieve ongoing targeted results in addition to a high-level business performance in the long term, all, without encouraging excessive risk-taking.

1.5.
The Policy sets forth our philosophy regarding the Terms of Office and Employment of our Office Holders and is designed to allow us to be responsive to marketplace changes with respect to compensation levels and pay practices.

1.6.
The Policy provides our Compensation Committee and Board of Directors (the “Board of Directors”) with adequate measures and flexibility, to tailor each of our Executive’s compensation package based, among others, on geography, applicable market terms, tasks, role, scope of position, seniority, skills and capability.

1.7.	The Policy shall maintain consistency in the way Office Holders are compensated.

1.8.	The Policy shall provide the Compensation Committee and the Board of Directors with guidelines as to exercising their discretion under the Company’s equity plans.

1.9.	The Policy is guided by the applicable principles set forth in the Law.

2.	Policy Principles

2.1.	The Policy shall guide the Company’s management, Compensation Committee and Board of Directors with regard to the Office Holders’ compensation.

2.2.
The Policy shall be reviewed from time to time by the Compensation Committee and the Board of Directors, to ensure its compliance with applicable law and regulations as well as market practices and its conformity with the Company’s targets and strategy. As part of such a review, the Compensation Committee and the Board of Directors will analyze the appropriateness of the Policy in advancing achievement of the Company’s goals, considering, among others, then prevailing market practices as well as the implementation of the Policy by the Company during previous years.

2.3.
Any proposed amendment to, or renewal of, the Policy, shall be brought before the shareholders of the Company (the “Shareholders”) who shall in any event review and re-approve the Policy at least every three years, or as otherwise required by Law.

2.4.
The approval procedures of Terms of Office and Employment as well as relevant background materials provided to the Compensation Committee and Board of Directors shall be documented in detail and such documentation shall be kept in the Company’s offices for at least seven years following approval.

B.	General

1.
The Company’s CEO shall be entitled to approve non-material changes (not exceeding 5% of the aggregate value of the Total Cash Compensation for such calendar year) in the Terms of Office and Employment of Executives subordinate to the CEO, without seeking the approval of the Compensation Committee.

2.
This Policy is set as guidance for the Company’s relevant organs, with respect to matters involving the compensation of its Office Holders, and is not intended to, and shall not confer upon any of the Office Holders, any rights with respect to the Company.

C.	Executive Compensation

1.
When examining and approving the Executives’ Terms of Office and Employment, the Compensation Committee and Board of Directors shall review the following factors, and shall include them in their considerations and reasoning:

1.1.	The Executive’s education, skills, expertise, professional experience and specific achievements.

1.2.	The Executive’s role and scope of responsibilities and in accordance with the location in which such Executive is placed.

1.3.	The Executive’s previous and current cost of compensation.

1.4.	The Company’s performance, market cap and growth, and general market conditions.

1.5.
The ratio between the Executive’s compensation cost, including all components of the Executive’s Terms of Office and Employment, and the cost of compensation (including all components thereof) of the Company’s employees, in particular with regard to the average and median ratios, and the effect of such ratio on workplace relations inside the Company as defined by the Law.

1.6.
Comparative information, as applicable, to former Executives in the same or similar positions, to other positions with similar scopes of responsibilities inside the Company, and to Executives with same or similar positions in peer companies globally spread (a “Benchmark”). The Company shall determine the Company’s comparative peer groups to be examined under each Benchmark. The Benchmark shall include companies similar in parameters such as, among others, revenue, market cap, field of operation, annual income, number of employees, country of operation etc. The comparative information, shall address various components of compensation, as shall be applicable, including without limitation the base salary, variable cash incentives and equity and will rely, as much as possible, on external surveys.

2.	The compensation of each Executive shall be composed of, some or all, of the following components:

i.	Fixed components, which shall include, among others: base salary and benefits as may be customary under local customs;

ii.	Variable components, which may include: cash incentives and equity based compensation;

iii.	Separation package;

iv.	Directors & Officers (D&O) Insurance;

v.	Indemnification and exemption; and

vi.	Other components, which may include: change in control, relocation benefits, leave of absence, etc.

3.
Our philosophy is that our Executives’ compensation mix shall comprise of the above components, all in accordance with the position and responsibilities of each Executive, and taking into account the incentive that each component is supposed to serve, as detailed in this Policy.

4.	The compensation package shall be reviewed with each Executive as may be required from time to time, but at least once every three years.

5.	Base Salary:

5.1.	Company’s Executives shall be paid a cash salary (“Base Salary”) on a monthly basis.

5.2.
The purpose of the Base Salary is to provide cash income based on the level of responsibility, individual qualities, past performance inside the Company, past experience (both inside and outside the Company) and comparative information, such as the Benchmark, thereby creating an alignment between the Executive’s Base Salary and the aforementioned criteria, and ensuring the Company’s market global competitiveness in attracting Executives. The Compensation Committee and Board of Directors shall continue to exercise caution in implementing any Base Salary increases, to ascertain that any such increases, if and when approved, are reasonably and moderately made; As a guideline, the Compensation Committee and Board of Directors shall not approve such increases more than once every 3 years.

5.3.
Our Compensation Committee and Board of Directors shall determine, from time to time, the target percentile, and/or range of percentiles, that our Executives’ base salary shall meet, with respect to the peer group companies examined under the appropriate Benchmark; such percentile shall not exceed the 50th percentile, unless the Compensation Committee and Board of Directors deem that unique and special circumstances warrant a deviation from such cap.

5.4.	The value of the annual Base Salary out of the Total Compensation of each of our Executives shall be designed not to be more than 70% of such Executive’s Total Compensation.

6.	Benefits

Benefits granted to Executives shall include any mandatory benefit under applicable law, as well as:

6.1.1.	Pension plan/ Executive insurance as customary in each territory.

6.1.2.
Benefits which may be offered as part of the general employee benefits package (such as: private medical insurance, disability and life insurance, transportation (including Company car, a Company’s leased car or transportation allowance)[1] fully covered by the company including any tax gross up or tax payments incurred in this regard, education fund, etc.) – all in accordance with applicable local practices and legal requirements.

6.1.3.	An Executive will be entitled to sick days and other special vacation days (such as recreation days), in accordance with local standards and practices.

6.1.4.
An Executive may be entitled to vacation days (or redemption thereof), in correlation with the Executive’s seniority and position in the Company (generally up to 25 days annually), subject to the minimum vacation days’ requirements per country of employment as well as the local national holidays.

6.1.5.
Additional benefits in excess of those detailed in Sections 6.1.1 - 6.1.4 above, the aggregate value of which, for each of our Executives, shall not exceed 10% of such Executive’s annual base salary (excluding with respect to relocation).

7.	Variable Components

7.1.
When determining the variable components as part of an Executive’s compensation package, the contribution of the Executive to the achievement of the Company and business unit’s goals, revenues, profitability and other key performance indicators shall be considered, taking into account the Company and the business unit’s long term perspective and the Executive’s position.

7.2.
Variable compensation components shall be comprised of cash components the majority of which shall be based on measurable criteria and on equity components, all taking into consideration a long term perspective.

7.3.	The Board of Directors shall have the discretion to reduce or cancel any cash incentive.

8.	Cash Incentives

8.1.	Variable Cash Incentive Plan

8.1.1.	Cash incentive payments to our Executives shall be determined based on the Company’s and business unit’s performance and on their individual performance and contribution to the Company.

1 In this case such payment shall be added to the Executive’s Base Salary.

8.1.2.
Performance-based cash incentive compensation are intended to motivate and incentivize the Executive towards reaching Company, business unit and individual’s periodical and long-term goals and targets, and to reward periodical accomplishments in order to align Executive’s objectives with the Company’s, thus maintaining market competitiveness in attracting Executives.

8.1.3.
For each calendar year, our Compensation Committee and Board of Directors shall adopt a cash incentive plan (the “Cash Plan”) which will set forth, for each Executive, targets which form such Executive’s on target cash payment (which shall be referred to as the “On Target Cash Plan”), and the rules or formula for calculation of the Cash Plan payment once actual achievements are known.

8.1.4.
The Compensation Committee and Board of Directors may include in the Cash Plan predetermined thresholds, caps, multipliers, accelerators and deccelerators to corelate an Executive’s Cash Plan payments with actual achievements.

8.1.5.
The On Target Cash Plan of each Executive shall be calculated based on such Executive’s base salary, and shall not exceed: (i) with respect to the CEO- 100% of the annual Base Salary; and (ii) with respect to other Executives- 75% of the annual Base Salary.

8.1.6.	The annual Cash Plan payment for each Executive in a given year shall be capped as determined by our Board of Directors, but in no event shall exceed 150% of the On Target Cash Plan.

8.1.7.
In the event that in a given year the Company’s NON GAAP Net Profit shall be less than US$6,000,000 (or a higher amount in the event determined so by the Board oof Directors in a given year) - no annual Cash Plan payment shall be paid to Executives.

8.1.8.
At least 50% of the On Target Cash Plan targets shall be measurable. Such targets may be with respect to Company, business unit and individual level and may include, among others, one or more of the following, with respect to the Executive:

•	Company’s/ business unit’s revenues

•	Company’s/ business unit’s Operating Income

•	Pre-tax profits above previous fiscal year

•	Company’s/ business unit’s bookings

•	Collection

•	Customer satisfaction

•	Earning per share.

All financial targets mentioned above may use either GAAP or NON-GAAP measurements.

A portion of up to 50% of the targets may be based on non-measurable criteria, provided however that with respect to the CEO such portion shall not exceed 3 monthly base salaries of the CEO. Such non-measurable criteria shall include individual objectives defined in advance, based on, among others, the Executive’s expected performance and contribution with respect to such objectives.

8.1.9.
The targets, as well as their weight and cap, shall be determined in accordance with the Executive’s position in the Company, the Executive’s individual roles, and the Company and the applicable business unit’s long term and short term targets. The measurable targets shall include financial targets, which shall together weigh at least: (i) 50% of the On Target Cash Plan for headquarters Executives (such as CFO, VP Operations/COO, VP HR etc.) and (ii)  40% of the On Target Cash Plan of other Executives (such as, business unit VP etc).

With respect to an Executive managing a business unit - at least 30% of the On Target Cash Plan shall be measurable target based on such Executive’s unit and personal targets

8.1.10.
 The Board of Directors shall be authorized, under circumstances it deems exceptional, when the Company’s targets are amended during a particular year, to determine whether, and in which manner, such amendment shall apply to the On Target Cash Plan adjustment to the Company and/or business unit objective targets may be made, when applicable, following major acquisitions, divesture, organizational changes or material change in the business environment.

8.2.	Change In Control Cash Payment

8.2.1
Our Compensation Committee and Board of Directors shall be authorized to grant an Executive, in connection with an event of a change in control, a cash payment of up to 6 monthly Base Salaries, provided that in such change in control event which results in the receipt by the Company (or its shareholders) of consideration with a value representing, a premium of at least 40% above the average of the closing prices per share of the Company’s ordinary shares as quoted on the Nasdaq Stock Market over 20 trading days ending one day prior to the execution of the term sheet (or similar instrument) for such change of control event, such cash payment may be increased up to a total of 12 monthly Base Salaries of such Executive.

9.	Equity Based Compensation

9.1.
The Company may grant its Executives, from time to time, equity based compensation, which may include any type of equity, including without limitation, any type of shares, options, restricted share units (RSUs), share appreciation rights, restricted shares or other shares based awards (“Equity Based Components”), under any existing or future equity plan (as may be adopted by the Company), and subject to any applicable law.

9.2.
The grant of Equity Based Components is intended to align the interests of the Executive with those of the Shareholders, by creating a correlation between the Company’s success and the value of the Executive’s holdings.

9.3.	The Company believes that it is not in its best interest to limit the exercise value of Equity Based Components.

9.4.
When determining grants of Equity Based Components to Executives, the Compensation Committee and the Board of Directors shall take into account the interests of the Company’s investors and shareholders and the effect of such grants on the dilution of its shareholders.

9.5.
Any grants of Equity Based Components shall be in accordance with and subject to the terms of the Company’s then applicable equity plan and shall vest in installments, throughout a period which shall not be shorter than 3 years with at least a 1 year cliff taking into account adequate incentives in a long term perspective.

9.6.	In the event of a change in control, unvested options may be accelerated as determined by the Board of Directors and the governing equity plan.

9.7.
The total yearly Equity Value granted shall not exceed (i) with respect to the CEO - 300% of his annual Base Salary; and (ii) with respect to all other Executives, 250% of such Executive’s annual Base Salary.

9.8.
The Company shall balance the mixture of Equity Based Components taking into account the importance of motivating its Executives as well as its shareholders’ interest in limiting dilution, provided however that at least 40% of the Equity Based Components granted to an Executive in each calendar year shall comprise of either options with a fair market value exercise price or shall be otherwise subject to performance-based vesting.

10.	Separation Package

10.1.
The following criteria shall be taken into consideration when determining separation package: the duration of employment of the Executive, the terms of employment, the Company’s performance during such term, the Executive’s contribution to achieving the Company’s goals and revenues and the retirement’s circumstances.

10.2.
As a guideline, the notice period for the termination of an Executive shall not exceed three months (or payment in lieu of such notice). In special circumstances, our Compensation Committee and Board of Directors shall be authorized to increase the notice period (or the payment in lieu such notice) by up to an additional 3 months.

10.3.
Other than payments required under any applicable law, local practices, vesting of outstanding options or acceleration of options – if termination is in connection with a change in control, transfer or release of pension funds, manager’s insurance policies, etc. - the maximum separation package of each Executive shall not exceed the value of a onetime Total Cash Compensation of such Executive’s. separation package shall include any payment and/or benefit paid to an Executive in connection with such Executive’s separation, all as defined in section 1 of the Law.

11.	Others

11.1.
Relocation– additional compensation pursuant to local practices and law may be granted to an Executive under relocation circumstances. Such benefits shall include reimbursement for out of pocket one time payments and other ongoing expenses, such as housing allowance, car or transportation allowance, home leave visit, participation in children tuition fee etc., all as reasonable and customary for the relocated country and in accordance with the Company’s relocation practices, approved by the Compensation Committee and Board of Directors.

11.2.
Our Compensation Committee and our Board of Directors may approve, from time to time, with respect to any Executive, if they deem to be required under special circumstances or in case of an exceptional contribution to the Company, including in cases of retention or attraction of an Executive, the grant of a onetime cash incentive, of up to 50% the Executive’s annual Base Salary.

12.	Clawback Policy

12.1.
In the event of a restatement of the Company’s financial results, we shall seek reimbursement from our Office Holders of, and the Office Holder shall be required to repay to us any payment made due to erroneous restated data, with regards to each Office Holder’s Terms of Office and Employment that would not otherwise have been paid. The reimbursement shall be limited to such payments made during the 3-year period preceding the date of restatement. The above shall not apply in case of restatements that reflect the adoption of new accounting standards, transactions that require retroactive restatement (e.g., discontinued operations), reclassifications of prior year financial information to conform to the current year presentation, or discretionary accounting changes.

12.2.
Our Compensation Committee and Board of Directors shall be authorized not to seek recovery to the extent that (i) to do so would be unreasonable or impracticable or; (ii) there is low likelihood of success under governing law versus the cost and effort involved.

D.	Director Remuneration:

Our non-executive and non-controlling directors (including external directors) (the “Directors”) may be entitled to remuneration composed of cash compensation which includes annual fee and meeting participation fee, as well as equity based compensation, as an incentive for their contribution and efforts as directors of the Company.

In setting the compensation of our Directors, the Compensation Committee shall consider, among others, parameters it deems necessary in order to attract and retain highly skilled and experienced directors.

1.	Cash Compensation:

1.1.	The Company’s Directors shall be entitled to receive an equal cash fee per year and per meeting, as shall be determined from time to time subject to applicable provisions of the Law.

1.2.	The Company’s non-executive Chairman of the Board of Directors shall be entitled to receive an annual base salary which shall in no event exceed US$250,000.

1.3.
Company’s Directors shall be reimbursed for their reasonable expenses incurred in connection with attending meetings of the Board of Directors and of any committees of the Board of Directors, all in accordance with the Law.

2.	Equity Based Compensation

2.1.
Each of the Directors may be entitled to receive equity based compensation per year, which shall be approved by the shareholders of the Company, in accordance with applicable law which value shall not exceed US$100,000.

2.2.
The Company’s non-executive Chairman of the Board of Directors shall be entitled to receive equity based compensation which total annual Equity Value at the time of grant, shall not exceed, 40% of his of his annual base salary.

2.3.	The equity based compensation of each of the Company’s Directors shall vest in quarterly installments.

2.4.	Equity based compensation granted to our non-executive directors shall be granted under the existing or future equity plan of the Company.

E.	Indemnification, Insurance and Exemption

1.
The Office Holders shall be entitled to the same directors and officer’s indemnification and exemption of up to the maximum amount permitted by law, directors and officer’s liability insurance as shall be approved at the Compensation Committee, the Board of Directors and our shareholders, all in accordance with any applicable law and the Company’s articles of association.

2.
We shall be authorized to provide our Office Holders with a liability insurance policy which aggregate coverage shall be limited to the higher of (i) US$30,000,000, or (ii) 10% of the Company’s market cap (based on the average closing price of the Company’s share on Nasdaq during the preceding 30 days), plus 20% additional coverage for claims-related costs, and the premium shall be up to US$1,000,000.

3.
Our Compensation Committee shall be authorized to increase the coverage purchased, and/or the premium paid for such policies, by up to 20% per year, without an additional shareholders’ approval, if and to the extent permitted under the Law.

F.	Miscellaneous

1.
The Compensation Committee and our Board of Directors shall be authorized to approve a deviation of up to 10% from any limits, caps or standards detailed in this Policy, and such deviation shall be deemed to be in alignment with this Policy.

G.	Definitions:

Company	CAMTEK LTD.
Law	The Israeli Companies Law, 5759-1999, and any regulations promulgated under it, as amended from time to time.
Compensation Committee	A committee, satisfying the requirements of the Law.
Office Holder
Director, CEO, Executive-Vice-President, any person filling any of these positions in a company even if he holds a different title, and any other executive subordinated directly to the CEO, all as defined in section 1 of the Law.

Executive	Office Holder, excluding a director.
Terms of Office and Employment
Terms of office or employment of an Executive or a Director, including the grant of an exemption, an undertaking to indemnify, indemnification or insurance, separation package, and any other benefit, payment or undertaking to provide such payment, granted in light of such office or employment, all as defined in the Law.

Total Cash Compensation	The total annual cash compensation of an Executive, which shall include the total amount of: (i) the annual base salary; and (ii) the On Target Cash Plan.
Equity Value
The value of the total annual Equity Based Components, valued using the same methodology utilized in the Company’s financial statements. In the event that the equity grant shall not be on a yearly basis, the term Equity Value shall reflect the portion of the grant in each year (i.e the total equity grant value, divided by the number of years for between grants).

Total Compesation	The Total Cash Compensation and Equity Value.

FORM OF PROXY CARD

CAMTEK LTD.

SPECIAL GENERAL MEETING OF SHAREHOLDERS
JULY 7, 2020

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The shareholder(s) hereby appoints Messrs. Rafi Amit and Moshe Eisenberg or either one of them, as proxies, each with the power to appoint his substitute, and hereby authorizes them to represent and to vote, as designated on the reverse side of this Proxy, all of the Ordinary Shares of Camtek Ltd. that the shareholder(s) is/are entitled to vote at the Special General Meeting of Shareholders to be held at 16:00 p.m. on Tuesday, July 7, 2020 at the Company's offices at Ramat Gavriel Industrial Zone, Migdal Ha’Emek, Israel, and any adjournment or postponement thereof (the "Meeting").

THIS PROXY, WHEN PROPERLY EXECUTED, WILL BE VOTED AS DIRECTED BY THE SHAREHOLDER(S), IF SUCH DIRECTION IS MADE BY THE SHAREHOLDER. IF NO SUCH DIRECTION IS MADE, THIS PROXY WILL BE VOTED FOR ALL PROPOSALS, AND AS SUCH PROXIES DEEM ADVISABLE WITH DISCRETIONARY AUTHORIZATION ON SUCH OTHER BUSINESS AS MAY PROPERLY COME BEFORE THE MEETING AND ANY ADJOURNMENT OR ADJOURNMENTS THEREOF.

(Continued and to be signed on the reverse side)

SPECIAL GENERAL MEETING OF SHAREHOLDERS OF

CAMTEK LTD.

July 7, 2020

Please date, sign and mail your proxy card in the envelope provided as soon as possible

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” PROPOSALS NO. 1 AND 2
PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE.
PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒
_________________________________________________________________________

	FOR	AGAINST	ABSTAIN
1. Approval of Compensation to the Company’s CEO – a special cash bonus and the 2019 equity grant:
1.1. Approval of a special cash bonus to the Company’s CEO	☐	☐	☐
1.2. Approval of the 2019 equity grant to the Company’s CEO	☐	☐	☐

Do you have a "personal interest" in this item 1?

Under the Companies Law, in general, a person is deemed to have a personal interest if any member of his or her immediate family, or the immediate family of its spouse, has a personal interest in the adoption of the proposal; or if a company, other than Camtek, that is affiliated with such person, has a personal interest in the adoption of the proposal. For further information regarding "personal interest", please see the explanation under Item 1 of the Proxy Statement.

YES	NO

PLEASE NOTE THAT IT IS HIGHLY UNLIKELY THAT YOU HAVE A PERSONAL INTEREST IN THIS ITEM 1; you do not have a personal interest in the adoption of this proposal just because you own our shares.

2. Approval of a new compensation policy for the Company’s office holders, in accordance with the requirements of the Israeli Companies Law.	☐	☐	☐
Do you have a "personal interest" in this item 2?
[Please find explanation regarding "personal interest" under item 1 above].

PLEASE NOTE THAT IT IS HIGHLY UNLIKELY THAT YOU HAVE A PERSONAL INTEREST IN THIS ITEM 2; you do not have a personal interest in the adoption of this proposal just because you own our shares.

	YES	NO
To change the address on your account, please check the box at right and indicate your new address.  ☐
Please note that changes to the registered name(s) on the account may not be submitted via this method.

Signature of Shareholder                                                              Date

Signature of Shareholder                                                              Date

NOTE:  Please sign exactly as your name or names appear on this Proxy.  When shares are held jointly, each holder should sign.  When signing as executor, administrator, attorney, trustee or guardian, please give full title as such.  If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such.  If signer is a partnership, please sign in partnership name by authorized person.